SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Sapiens Reports Payment of the Second Installment of the Principal of the Debentures

Announcement Follows Recently Released Strong Q3 2007 Results

Cary, N.C. – December 9, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), announced today that it has paid the second installment of the principal of the convertible debentures (Series A) of the Company, in the amount of approximately $4.4 million.

The Company's announcement follows its recently released financial results for the third quarter of 2007, which showed the Company's fourth consecutive quarter of operational profit and break-even net results of operations for the third quarter, on a Non-GAAP basis.  The Company also announced an increase of operational profit and a significant decrease of Net Loss, both on a GAAP basis.

Roni Al-Dor, President and CEO, commented "We thank our debenture holders who have invested in the Company and placed their trust in us.  We want to be known as a company that fulfills it commitments.  We are confident that this payment will strengthen the confidence of our debenture holders and our shareholders who share our belief in the Company's future. With four consecutive quarters of operational profit and with the $20 million private placement behind us, we believe that we are on strong financial ground.  Our efforts to control costs are also showing their rewards."

FOR ADDITIONAL INFORMATION:

Roni Giladi Chief Financial Officer Sapiens International Tel: +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  December 10, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary